Exhibit 4.11

June 13, 2005

P R I V A T E A N D C O N F I D E N T I A L

Ripple Lake Diamonds Inc.
Suite 305 - 595 Howe Street
Vancouver, BC
V6C 2T5

Attention:	Robert Lipsett, President and CEO

Dear Sirs:

Re:         LETTER AGREEMENT - PRIVATE PLACEMENT OF UP TO 2,222,223 UNITS AT 0.45 PER UNIT

This letter agreement sets forth the terms with respect to the proposed commercially reasonable efforts brokered private placement between Canaccord Capital Corporation ("Canaccord") and Ripple Lake Diamonds Inc. (the "Company"). This letter will serve as confirmation of the understanding between Canaccord and the Company regarding the commissions payable to Canaccord as compensation for its role in finding and introducing investors to the Company with respect to the private placement of up to 2,222,223 units of the Company at a price of $0.45 per unit. Each unit will comprise of one share and one half of one non transferable share purchase warrant, with one whole warrant to purchase an additional share of the Company for a period of two years from the date of closing at a purchase price of $0.50.

The commission will be in the amount of 7.5% of the amount of units placed with subscribers introduced to the Company by Canaccord, payable in cash. In addition, the Company agrees to issue warrants to Canaccord equal to 10% of the units subscribed. Each warrant will be exercisable to purchase an additional share at $0.50 for a period of two years from closing.

The Company shall obtain regulatory approval for the above issuance of securities and payment of fees to Canaccord and will be responsible for any filing fees, legal fees, disbursements or any cost expenses relating to the above. The Company will take steps necessary to properly issue the securities to the subscribers introduced by Canaccord including endorsing the certificates with appropriate legends in the jurisdictions relevant to the private placement. It is our understanding that the Company is eligible to issue securities subject to a four-month hold period.

This Letter Agreement may be terminated at anytime up to Closing by either the Company or the Agent.

The Company will promptly provide the following to Canaccord:

(a)     Copy of the "Notice Form" to the Exchange pursuant to Exchange's Private Placement Policy; and

(b)     Copy of the Exchange's conditional acceptance letter in response to the Notice Form.

The Company will pay an administration fee to Canaccord of $3,500.00 on closing.

If this letter accurately reflects your understanding of the terms of our agreement and you agree to be legally bound thereby, please execute this letter agreement and return a copy thereof to Canaccord Capital Corporation by delivery or facsimile at (604) 643-7040 to the attention of Renee Ho.

Yours truly,

CANACCORD CAPITAL CORPORATION

David J. Horton
Senior Vice President, Corporate Finance

The foregoing accurately reflects the terms of the transaction, which we hereby agree to enter into and the undersigned agrees to be legally bound hereby.

Acknowledged and agreed this 15th day of June, 2005.

RIPPLE LAKE DIAMONDS INC.

/s/ Robert Lipsett
Authorized Signatory